~~30

08003015

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S ...

...uia do Flamengo no. 154
4º floor
City of Rio de Janeiro
State of Rio de Janeiro Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

ILE NO. 82- 35206 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

F 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 6/4/08

Annex 2

LLX Logística S.A.

MINUTE OF THE CONSTITUTION GENERAL MEETING HELD ON MARCH 1ST, 2007

At 3:00 PM on March 1st, 2007, at Praia do Flamengo, 154, 4th floor, part, ZIP CODE 22.210.030, in the City and State of Rio de Janeiro, were gathered the undersigned, founders and subscribers of the total of representative shares of LLX Logística S.A. ("Company") capital share, with the purpose to discuss about the effective constitution of the Company. Signed the attendance list specially prepared and authenticated for such (Attachment I to the present Minute), it was verified that were present the representatives of subscribing societies of the total capital share, knowing, **MPC- MINERAÇÃO, PESQUISA E COMÉRCIO LTDA.**, limited business society, headquartered in the City of Belo Horizonte, State of Minas Gerais, at Av. Prudente de Morais, 1250, 11th floor, Bairro de Lourdes, ZIP CODE 30.380-000, registered in CNPJ/MF under the number 02.359.572/0001-97, in this act represented by its Directors, Mr. PAULO CARVALHO DE GOUVÊA, Brazilian, single, bachelor in law, bearer of ID number 09.633.387-7, issued by IFP/RJ, registered in CPF/MF under the number 023.994.247-78, and Mr. ADRIANO JOSÉ NEGREIROS VAZ NETTO, Brazilian, married in partial community of goods, economist, bearer of ID number 07071528-9, issued by IFP/RJ, registered in CPF/MF under the number 010.014.687-24, and **MMX MINERAÇÃO E METÁLICOS S.A**, joint stock company, headquartered in the City and state of Rio de Janeiro, at Praia do Flamengo, 154, 5th floor, Flamengo, ZIP CODE 22.210-030, registered in CNPJ/MF under the number 02.762.115/0001-49, in this act represented by its Directors, Mr. PAULO CARVALHO DE GOUVÊA and ADRIANO JOSÉ NEGREIROS VAZ NETTO, previously qualified, with the Meeting being able to validly install and deliberate, in conformance with Articles 86 and 87 of Law 6.404 of 12.15.1976. The presidency was assumed by Mr. **EIKE FUHRKEN BATISTA**, who has invited me, **LUIZ RODOLFO LANDIM MACHADO**, to be the Secretary, thus being constituted the Chair. Having done this, the Chairman has requested the reading of the Subscription Bulletins of the shares in which are divided the Company's capital share to be performed out loud. Mr. Chairman has informed that the Company's capital share will be R$10,000.00 (ten thousand reais), divided in 10,000 (ten thousand) nominal common shares, without nominal value, of which 1,000 (one thousand) shares are totally paid-in in this act, in current national currency, and the balance of 9,000 (nine thousand) shares must be totally paid-in by the shareholder **MPC- MINERAÇÃO, PESQUISA E COMÉRCIO LTDA.**, in current national currency, within 45 (forty-five) days from the present date, all in the terms of the referred Subscription Bulletins that constitute Attachments II and III of this Minute. Next, was performed the reading of a receipt regarding the deposit of 10% (ten percent) of the integral amount of the subscribed shares emission price, made effective to Banco do Brasil S.A., with the amount of R$1,000.00 (one thousand reais), this receipt being dully signed by the Chair integrants, in the terms of Article 80 Section II c/c Article 87, 1st Paragraph, Law 6.404, of 12.15.1976. Afterwards, it was requested that the Social Statue Project was read, which was found available to the Chair, already dully signed by all of the subscribers, as determined by Law 6.404 of 12.15.1976. The Social Statue Project having been read, this was submitted to the discussion and, next, to voting, verifying its integral approval and by unanimity, in the form of Attachment IV of this Minute. Thus, fulfilled the formalities required by Law 6.404 of 12.15.1976 and verified the inexistence of any opposition from the subscribers, the Chairman has declared formally constituted the Company and informed that it was the Meeting's duty to elect the members of the Company's Board of Directors, with a mandate deadline beginning in the present date until the performance of an First General Meeting to be held in the fiscal year of 2008, having being elected Mr. **EIKE FUHRKEN BATISTA,** Brazilian, legally divorced, entrepreneur, bearer of the ID number 05.541.921- 2 issued by IFP/RJ, registered in CPF/MF under the number 664.976.807-30, resident and dwelling in the City and State of Rio de Janeiro, at Praia do Flamengo, 154, 10th floor, part, ZIP CODE 22210-030, as the Chairman of the Board of

Directors, and Mr. **LUIZ RODOLFO LANDIM MACHADO,** Brazilian, engineer, married in partial community of goods, bearer of the ID number 3244246 – IFP/RJ, registered in CPF/MF under the number 596.293.207-20, resident and dwelling in the City and State of Rio de Janeiro at Praia do Flamengo, 154, 5th floor, ZIP CODE 22210-030 and Mr. **ELIEZER BATISTA DA SILVA,** Brazilian, widower, engineer, bearer of the ID number 02314419-9 - IFP/RJ, registered in CPF/MF under the number 607.460.507, resident and dwelling in the City and State of Rio de Janeiro, at Praia do Flamengo, 154, 5th floor, ZIP CODE 22210-030, as, respectively, vice-President and effective member of the Board of Directors. Following, it was approved the fixed yearly and global compensation of the Company's Managers, in the amount of R$26,000.00 (twenty six thousand reais), whose distribution amongst the members of the Board of Directors and the Direction must be timely approved in a Meeting of the Board of Directors specially summoned for this purpose. The Directors now elected declare they are not incurred in any of the crimes foreseen by law which prevents them to exert their functions, meeting, thus, all of the requirements foreseen in the Article 147 and paragraphs of Law 6.404 of 12.15.1976, regulated by the Instruction CVM 367/02. It was also approved that the publications demanded by law referring to the Company will be made on *Diário Oficial do Estado do Rio de Janeiro* and *Diário Mercantil,* also from the State of Rio de Janeiro. At 5:00 PM, not having any other subjects to be discussed, the present Minute was signed which, after being read and found in conformance, is signed by everyone.

Rio de Janeiro, March 1st, 2007.

(Signature)
Eike Fuhrken Batista
Chairman

(Signature)
Luiz Rodolfo Landim Machado
Secretary

(Signature)
Attorney's Signature
Pedro de Moraes Borba
OAB/RJ no. 99.534

(There appears 1) Certification of the signatures of Eike Fuhrken Batista and Luiz Rodolfo Landim Machado *by the 21st Notary Office; 2) Ink stamp of the 21st Notary Office; 3) Inspection sticker of the General Justice Department - RJ no. TOV IUC19674; 4) Inspection sticker of the General Justice Department - RJ no. IUD IUC19675; 5) Stamp of the Rio de Janeiro Trade Registry no. 33.3.0028154-1 dated of March/06/2007 and signed by Valéria G. M. Serra, General Secretary;)*

Annex 3

LLX Logística S.A.
Corporate Taxpayer Register (CNPJ/MF): 08.741.499/0001-08
Business Register Identification Number (NIRE): 33.3.0028154-1

Minutes of the Meeting of the Board of Directors
Held on October 11, 2007

Date, Time and Place: On October 11, 2007 at 09:00 am in the Registered Office of LLX Logística S.A. ("Company" or "LLX") located at Praia do Flamengo no. 154, 4th floor (part), City of Rio de Janeiro, State of Rio de Janeiro.

Convening: Convening was waived in compliance with the §2 of the Art. 10 of the Company's By-Laws.

Attendance: The Directors shown herein below, representing all the members of the Company's Board of Directors.

Chair: Upon verifying the necessary quorum to begin the meeting and for the deliberations included in the agenda, Mr. Eike Fuhrken Batista did take the chair of the meeting, and had Mr. Joel Rennó as Secretary.

Agenda: (1) To approve the Company's policies as to (a) disclosing of relevant action or fact and (b) negotiation of its own issued shares by the controlling shareholders thereof (either direct or indirect shareholders), directors, officers and members of any agency holding technical and advisory positions created by statutory provision; and (ii) to elect two new directors to the Company.

Deliberations: The Company's Board of Directors unanimously and without reservations approved the following:

(i) to adopt the Company's disclosing and negotiation policies which, as provided for in the §2 of the Art. 17 of the CVM Instruction no. 358, comprise a single set of rules and proceedings. The mentioned policies form the Attachment I hereof. It was approved also that such policies shall only be effective as from the granting by the Brazilian Securities Commission - CVM of the LLX register as an open capital company.

(ii) To elect Messrs. (i) José Salomão Fadlalah, a Brazilian citizen, married, bearer of the Identification Card number no. 2694d, issued by the CREA/MF, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 656.975.027-53, residing and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia do Flamengo 154 4th floor, ZIP CODE 22210-030, and (ii) Luiz Alfredo Osório de Castro, a Brazilian citizen, married, a civil engineer, bearer of the Identification Card number 53981-D, issued by the CREA-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 492.183.367-20, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo 154, 4th floor, ZIP CODE 22210-030, to respectively hold positions as directors (without any specific designation) of the Company, according to the Article 14 of the Company's By-Laws.

(iii) The herein elected directors will sign the installation document on the Minutes Book of Meetings of the Company Board of Directors and shall hold their positions up

to the Meeting of the Board of Directors immediately after the Annual General Meeting of the Company to be held in 2008, according to the Law. Thereafter, the herein elected directors stated that they have not incurred in any crimes provided for in Law that might hinder their exercise of their positions as managers of an open company, and therefore fulfill all the requirements provided for in the Art. 147 and paragraphs of Law no. 6.404/76, regulated by the CVM Instruction no. 367/02.

Closing: At 10:00 am, without anything further to discuss, the session was closed, after having drawn up these Minutes, signed by all in attendance.

Directors in Attendance: EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA and LUIZ RODOLFO LANDIM MACHADO.

Rio de Janeiro, October 11, 2007

(*Signature*)
Joel Rennó Jr
Secretary

Seen by the Counselor

(*Signature*)
Alexandre Conde
OAB/RJ 104.584

(There appear 1) Certification of the signature of JOEL MENDES RENNÓ JUNIOR by the 23rd Notary Office; 2) Inspection sticker of the General Justice Department - RJ no. QAP IWS51967; 3) Stamp of the 23rd Notary Office)

Annex 4

LLX Logística S.A.
Corporate Taxpayer Register (CNPJ/MF): 08.741.499/0001-08
Business Register Identification Number (NIRE): 33.3.0028154-1

MINUTES OF THE COMPANY SPECIAL MEETING HELD ON NOVEMBER 2, 2007

DATE, TIME AND PLACE: On November 2, 2207 at 09:00 am in the Registered Office of LLX Logística S.A. (the "Company"), located at Praia do Flamengo no. 154, 4th floor (part), in the City of Rio de Janeiro, State of Rio de Janeiro.

CONVENING: Convening was waived in view of attendance by all the shareholders of the Company, as provided for in the Paragraph 4 of the Article 124 of Law no. 6.404/76.

ATTENDANCE: Shareholders as shown herein below representing the Company entire equity capital.

CHAIR: After verifying attendance by all shareholders necessary to begin the meeting and deliberate on the Agenda, Mr. Eike Fuhrken Batista took the chair and had Mr. Joel Rennó as Secretary of the Meeting.

AGENDA: **(I)** Updating and reforming the Company By-Laws in order to adequate it to the minimum corporate regulation rules required by the São Paulo Stock Exchange Listing Regulation and (II) elect three new members to the Board of Directors of the Company.

DELIBERATIONS: Firstly, the shareholders in attendance decided to authorize drawing up the minutes of the meeting in abridged form with the occurrences and publication thereof omitting the signatures. Afterwards, they approved unanimously (I) the reforming and consolidation of the Company By-Laws in order to adequate it to the minimum corporate regulation rules required by the São Paulo Stock Exchange Listing Regulation (the Company new By-Laws, according to the herein approved terms, is attached hereto); and (ii) to elect Messrs. **MARCELO ADLER CHENIAUX**, a Brazilian citizen, married, economist, bearer of the Identification Card number 04.091.260-2 IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) no. 910.656.077-68, residing and domiciled in the City and State of Rio de Janeiro at Praia do Flamengo no. 154, 10th floor, ZIP CODE 22210-030, **RAPHAEL DE ALMEIDA MAGALHÃES**, a Brazilian citizen, married, lawyer, bearer of the Identification Card number 9.012 OAB/RJ, enrolled with the Individual Taxpayer Register (CPF/MF) no. 007.934.007-59, residing and domiciled in the City and State of Rio de Janeiro at Av. Atlântica, nº 1782/802, ZIP CODE 22021-001, and **PAULO CARVALHO DE GOUVÊA**, a Brazilian citizen, single, Law Bachelor, bearer of the Identification Card number 09.633.387-7 - IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 023.994.247-78, residing and domiciled in the City and State of Rio de Janeiro at Praia do Flamengo no. 154, 5th floor, ZIP CODE 22210-030, for the positions of member of the Board of Directors of the Company. All shall hold their offices up to the Annual General Meeting to be held in 2008. The elect directors attending the meeting state that they have not incurred in any of the crimes provided for in law that prevent them from exercising business activities, particularly those set forth

in the Art. 147 of Law no. 6.407/76, regulated by the CVM Instruction no. 367/02. Finally, it was ratified that the individual remuneration to each member of the Board of Directors of the Company shall be four thousand Brazilian Reais (R$ 4,000.00) for each convened meeting to which a member of the Board of Directors actually attends;

CLOSING: At 10:00 am, there being nothing further to discuss, the Chairman closed the session, of which these minutes were drawn up, signed by all in attendance.

SIGNED DOCUMENTS: The Consolidated Corporate By-Laws is filed at the registered office of the Company, and certified by the Chairman of the Board of Directors, which after read, discussed and approved for all the shareholders in attendance, shall be attached to these minutes.

SHAREHOLDERS IN ATTENDANCE: MMX Mineração e Metálicos S.A., Eike Fuhrken Batista, Eliezer Batista da Silva, Luiz Rodolfo Landim Machado, Samir Zraick and Luiz do Amaral de França Pereira.

CERTIFICATE: Certified with the original, confirming that this is true and correct copy of the Minutes of the Special General Meetings of the Company held on November 2, 2007, drawn up in the proper book and signed by all the shareholders of the Company.

Rio de Janeiro, November 2, 2007.

(*Signature*)
Joel Rennó Jr.
Secretary

Seen by the Counselor:

(*Signature*)
Pedro de Moraes Borba
OAB/RJ 99.534

(There appear 1) Certification of the signature of JOEL MENDES RENNÓ JUNIOR by the 21st Notary Office; 2) Inspection sticker of the General Justice Department - RJ no. AMQ IWW02987; 3) Stamp of the 21st Notary Office; 4) Stamp of the Rio de Janeiro Trade Registry no. 00001749338 dated of November/07/2007)

Annex 5

LLX Logística S.A.
Corporate Taxpayer Register (CNPJ/MF): 08.741.499/0001-08
Business Register Identification Number (NIRE): 33.3.0028154-1

MINUTES OF THE COMPANY SPECIAL MEETING HELD ON JANUARY 17, 2008

1. **DATE, TIME AND PLACE.** At 6:00 PM on January 17, 2008, in the social headquarters of the Company, located at Praia do Flamengo, 154, 4th floor (part), in the City of Rio de Janeiro, state of Rio de Janeiro, ZIP CODE: 22210-030.

2. **CONVENING**. Dismissed the evidence of previous summon by the press pursuant to the Article 124, Paragraph 4th of Law number 6.404/76.

3. **ATTENDANCE**. Shareholders representing all of the Company's share capital, as indicated below, and, also, in the terms of the signatures in the "Shareholders' Attendance Book".

4. **CHAIR**. Verified the attendance of all of the shareholders. Mr. Eike Fuhrken Batista has assumed the presidency of the works and assigned Mr. Paulo Carvalho de Gouvêa to be the meeting's secretary.

5. **AGENDA.** Deliberate about; (i) the emission of nominal preferential Company's shares upon increase of capital share and constitution of capital reserve; (ii) the change of Article 5th of the Company's Social Statute; (iii) mandate unification of the Company's Management Council members until the next Company's Ordinary General Conference; and (iv) reform and consolidation of the Company's Social Statute.

6. **RECORDING OF MINUTE**. Approved the recording of this minute in the form of a summary, in the terms of the Law no. 6.404/76, article 130, first paragraph.

7. **DELIBERATIONS TAKEN:** The shareholders have unanimously decided and without constraints:
   (i). To approve the increase of the Company's capital share of R$ 5,120,001.00 (five million, a hundred and twenty thousand and one reais) to R$ 5,129, 036.30 (five million, a hundred and twenty nine thousand and thirty six reais and thirty cents), upon emission of 903,530 (nine hundred and three thousand, five hundred and thirty) new preferential, nominal shares, with nominal value of R$0.01 (one cent of real) each, for a global emission price of R$327,764,500.00 (three hundred and twenty seven million, seven hundred and sixty four thousand and five hundred reais), from which referred amount, R$ 9,035.30 (nine thousand and thirty five reais and thirty cents) will be destined to the capital share and R$327,755,464.70 (three hundred and twenty seven million, seven hundred and fifty five thousand, four hundred and sixty four reais and seventy cents) will be destined to the constitution of share premium in share emission. The total of new preferential shares now issued, by a fixed issuing amount according to the parameters in the Article 170 of Law number 6.404/76 are, in this act, subscribed and paid in by Ontario Teachers' Pension Plan Board,

pursuant to the Subscription Bulletin that constitutes Attachment I to this minute. The remaining shareholders expressly renounced to their preference rights for subscription of new shares. Preferential shares now issued will have the rights and advantages described in the new writing of Article 5th of the Company's Social Statute, now approved, and transcribed below.

(ii). In consequence of the deliberation above, it was approved the change in Article 5th of the Company's Social Statute, that comes into place with the following writing:

> "***Article 5th:*** *The Company's capital share is R$ 5,129, 036.30 (five million, a hundred and twenty nine thousand and thirty six reais and thirty cents), divided in 6,023,531 (six million, twenty three thousand, five hundred and thirty one thousand) shares, being 5,120,001(five million, a hundred and twenty thousand and one) common nominal, book shares, and without nominal value and 903,530 (nine hundred and three thousand, five hundred and thirty) preferential, nominal, book shares, with nominal value of R$0.01 (one cent of real) each.*
>
> ***First Paragraph*** *– The capital share is represented by common and preferential shares and each share gives the right to a vote in the deliberations of the General Conference.*
>
> ***Second Paragraph*** *– All of the Company's shares are nominative or book shares and, being scriptural, will be maintained in a deposit account in a financial institution authorized by the Commission of Security Values (Comissão de Valores Mobiliários – "CVM").*
>
> ***Third Paragraph*** *– The preferential shares will have the following rights: (i) each preferential share will have right to one vote in the deliberations submitted to the Company's General Conference; (ii) priority in the capital reimbursement in case of Company's liquidation, with premium equivalent to a return rate of 15% (fifteen percent) per year over the amount to which they were subscribed, as reflected in the paid-in capital account and in the share premium account in the Company's subscription; and (iii) priority in the earning distribution, which, until June 30 2009, will be paid in equal conditions with the common shares and, after June 30 2009, will be minimum earnings equivalent to 15% (fifteen percent) of the amount to which they were subscribed, as reflected in the paid-in capital account and in the share premium account in the Company's subscription (the "Minimum Earning"). The Minimum Earning will be cumulative and paid yearly, in a pro rata way regarding any period of less than one year, and shall be paid even in fiscal years in which the company doesn't record enough profits, pursuant the Article 17, paragraph 6th of Law 6.404/76, which must be paid as a priority of earnings distribution to the common shares. After the payment of the Minimum Earning, preferential shares will participate in the distribution of the remaining earnings in equality of conditions with common shares, without common shares having the right to match the Minimum Earning.*

Fourth Paragraph - Payable earnings to the preferential shares after June 30, 2009, can be paid to the Company's profit additional account or additional capital account and can be paid, at the Company's discretion, in current currency or through the emission of new Company's preferential shares. If the Company issues preferential shares on the behalf of any shareholder bearer of preferential shares on a earnings payment basis after June 30, 2009, such new preferential shares will have the same rights and will be of the same class as the remaining Company's preferential shares.

Fifth Paragraph – Preferential shares will be converted by the Company when any of the following events occur: (i) notification to the Company by bearers of preferential shares declaring that they wish to convert their preferential shares in common shares, establishing the number of shares that they wish to convert, or (ii) the occurrence of (and, in this case, immediately before) (A) a public offering of the Company's common shares in the New Market, TSX, NYSE, LSE, Euronext or Nasdaq, or in any other stock exchange that might be approved by the General Conference, this offering resulting in funds for the Company of at least US$300,000,000.00, and in which the price per share for Company's common shares in such initial public offering is equal to, at least, the equivalent to the price per common share paid by the shareholders bearing the preferential shares for such preferential shares (as reflected in the paid-in capital account and in the premium share account in the Company's subscription), observed any Share Adjustment Events, or (B) any other operation that result in the Listing of Company's shares in the New Market (as defined below), including the cases foreseen in Article 223, paragraph 3rd of Law 6.404/76, as changed subsequently, for which will be necessary the previous written authorization of the shareholders representing the majority of preferential shares regarding such operation and at the price per share or exchange relationship referring to such operation (items (A) and (B) referred jointly as "Qualified IPO").

Sixth Paragraph – Each preferential share will be converted into one common share

(iii). To unify the mandate of the Company's Management Council members, whose mandate is in place until the next Company's General Ordinary Conference; and

(iv). To approve, lastly, the reform and consolidation of the Company's Social Statute, in the form of Attachment II to the present Minute.

8. <u>CLOSING.</u> Since there was nothing else to be discussed, the President finished the works, recording the present minute, which was read, approved and signed by all of the attendants in a proprietary book. Shareholders attending: MMX Mineração e Metálicos S.A.; Eike Fuhrken Batista; Luiz Rodolfo Landim Machado; Eliezer Batista da Silva; Marcelo Adler Cheniaux; Raphael de Almeida Magalhães; Paulo Carvalho de Gouvêa; Samir Zraick; Luiz do Amaral de França Pereira. Board: Eike Fuhrken Batista (President) and Paulo Carvalho de Gouvêa (Secretary).

- Certificate: The present is a true copy of the Minute of the Extraordinary General Conference of LLX Logística S.A., signed by everyone and recorded in a proprietary book.

Rio de Janeiro, January 17, 2008.

(Signature)
Paulo Carvalho de Gouvêa
Secretary

Seen by the Counselor:

(Signature)
Joana Piquet Carneiro
OAB/RJ 130.960

(There appears sticker of the Rio de Janeiro Trade Board, no. 00001769572 Dated of 01/23/2008)

(There appear 1) sticker of the 21st Notary Office certifying the signature of Paulo Carvalho de Gouvêa; 2) inspection sticker of the Justice Department of Rio de Janeiro no. IXO02570; 3) Stamp of the 21st Notary Office).

LLX LOGÍSTICA S.A.
CNPJ/MF: 08.741.499/0001-08
NIRE: 33.3.0028154-1

MINUTES OF THE COMPANY SPECIAL MEETING
HELD ON JANUARY 17, 2008

Attachment I

SUBSCRIPTION BULLETIN

ONTARIO TEACHERS PENSION PLAN BOARD, society constituted under the laws of Canada, headquartered and legal domiciled in Toronto, Ontario, at 5650, Yonge Street M2M 4H5, Canada, represented in the form of the respective constitutive act, in this act subscribes 903,530 (nine hundred and three thousand five hundred and thirty) preferential, nominal shares, with nominal amount of R$0.01 (one cent of real) each, issued by LLX Logística S.A. ("Company"), issued in this date, as deliberated in the Company's Extraordinary General Conference, at a global price of $327,764,500.00 (three hundred and twenty seven million, seven hundred and sixty four thousand and five hundred reais), from which R$ 9,035.30 (nine thousand and thirty five reais and thirty cents) will be destined to the capital share and R$327,755,464.70 (three hundred and twenty seven million, seven hundred and fifty five thousand, four hundred and sixty four reais and seventy cents) will be destined to the constitution of share premium in share emission. Issued shares are paid-in in this date in current national currency.

Rio de Janeiro, January 17, 2008

____
ONTARIO TEACHERS PENSION PLAN BOARD

LLX LOGÍSTICA S.A.
Corporate Taxpayer Register (CNPJ/MF): 08.741.499/0001-08
Business Register Identification Number (NIRE): 33.3.002.8154-1

MINUTE OF THE EXTRAORDINARY COMPANY'S GENERAL CONFERENCE HELD ON JANUARY 17, 2008

Attachment II

Articles of Incorporation of LLX Logística S.A.

Chapter I
Name, Purpose, Headquarters and Duration

1st **Article.** LLX Logística S.S. (the "Company") is an anonymous society ruled by the present Statute and by other applicable laws and regulations.

2nd **Article.** The Company's headquarters and jurisdiction are in the City of Rio de Janeiro, state of Rio de Janeiro, at Praia do Flamengo, 154, 4th floor, Flamengo, ZIP CODE 22210-030.

3rd **Article.** The Company has as an object the provision of load transportation integrated logistics services; building, operation and exploration of railroads and/or proprietary or third-party railroad traffic, as a public service concessionary or not; building, operation and exploration of proprietary or third-party maritime terminals, of private, mixed or public use; ,movement and storage of goods destined or coming from water transportation; exploration of activities direct or indirectly related to load transportation services, such as logistics planning, load, unload, transshipment, movement and storage of goods and containers, exploration and management of storage warehouses, general stores and customs warehouses; execution of any similar, correlated, accessory or supplementary activities to the ones previously described, in addition to others that use as basis the Company's structure, which also can participate in the capital of other societies, as partner, quote-partner or shareholder.

4th **Article.** The Company will have an indeterminate period of duration.

> **Single Paragraph** – The Company can open, close or change the address of subsidiaries, agencies, storage rooms, offices and other establishments in Brazil or overseas, upon deliberation of the Management Council.

Chapter II
Capital Stock and Shares

5th **Article.** The Company's capital share is R$ 5,129, 036.30 (five million, a hundred and twenty nine thousand and thirty six reais and thirty cents), divide in 6,023,531 (six million, twenty three thousand, five hundred and thirty one thousand) shares being 5,120,001(five million, a hundred and twenty thousand and one) common nominal, book shares, and without nominal value and 903,530 (nine hundred and three thousand,

five hundred and thirty) preferential, nominal, book shares, with nominal value of R$0.01 (one cent of real) each.

First Paragraph – The capital share is represented by common and preferential shares and each share gives the right to a vote in the deliberations of the General Conference.

Second Paragraph – All of the Company's shares are nominative or book shares and, being scriptural, will be maintained in a deposit account in a financial institution authorized by the Commission of Security Values (*Comissão de Valores Mobiliários* – "CVM").

Third Paragraph – The preferential shares will have the following rights: (i) each preferential share will have right to one vote in the deliberations submitted to the Company's General Conference; (ii) priority in the capital reimbursement in case of Company's liquidation, with premium equivalent to a return rate of 15% (fifteen percent) per year over the amount to which they were subscribed, as reflected in the paid-in capital account and in the share premium account in the Company's subscription; and (iii) priority in the earning distribution, which, until June 30 2009, will be paid in equal conditions with the common shares and, after June 30 2009, will be minimum earnings equivalent to 15% (fifteen percent) of the amount to which they were subscribed, as reflected in the paid-in capital account and in the share premium account in the Company's subscription (the "Minimum Earning"). The Minimum Earning will be cumulative and paid yearly, in a pro rata way regarding any period of less than one year, and shall be paid even in fiscal years in which the company doesn't record enough profits, pursuant the Article 17, paragraph 6th of Law 6.404/76, which must be paid as a priority of earnings distribution to the common shares. After the payment of the Minimum Earning, preferential shares will participate in the distribution of the remaining earnings in equality of conditions with common shares, without common shares having the right to match the Minimum Earning.

Fourth Paragraph - Payable earnings to the preferential shares after June 30, 2009, can be paid to the Company's profit additional account or additional capital account and can be paid, at the Company's discretion, in current currency or through the emission of new Company's preferential shares. If the Company issues preferential shares on the behalf of any shareholder bearer of preferential shares on a basis of earnings payment after June 30, 2009, such new preferential shares will have the same rights and will be of the same class as the remaining Company's preferential shares.

Fifth Paragraph – Preferential shares will be converted by the Company when any of the following events occur: (i) notification to the Company by bearers of preferential shares declaring that they wish to convert their preferential shares in common shares, establishing the number of shares that they wish to convert, or (ii) the occurrence of (and, in this case, immediately before) (A) a public offering of the Company's common shares in the New Market, TSX, NYSE, LSE, Euronext or Nasdaq, or in any other stock exchange that might be approved by the General Conference, this offering resulting in funds for the Company of at least US$300,000,000.00, and in which the price per share for

Company's common shares in such initial public offering is equal to, at least, the equivalent to the price per common share paid by the shareholders bearing the preferential shares for such preferential shares (as reflected in the paid-in capital account and in the premium share account in the Company's subscription), observed any Share Adjustment Events, or (B) any other operation that result in the listing of Company's shares in the New Market (as defined below), including the cases foreseen in Article 223, paragraph 3rd of Law 6.404/76, as changed subsequently, for which will be necessary the previous written authorization of the shareholders representing the majority of preferential shares regarding such operation and at the price per share or exchange relationship referring to such operation (items (A) and (B) referred jointly as "Qualified IPO").

Sixth Paragraph – Each preferential share will be converted into one common share.

6th Article – In case of, resulting from share dissolution, option exercise, conversion of security values, grouping of shares, shares bonus or other similar operation ("Share Adjustment Events"), the number of Company's common shares is increased or decreased, the number of Company's preferential shares must also be proportionally increased or decreased, according to the case, in a way that such preferential shares still represent the same total percentage of Company-issued shares after such Share Adjustment Event than represented previous to such Share Adjustment Event. To set an example, if the Company's common shares are subdivided in a two to one ratio, in a way that shareholders bearer of common shares start to bear two Company's shares for each share bore previously to the dissolution, then the number of preferential shares will double in a way that preferential shares represent the same total percentage of Company-issued shares immediately before the dissolution of common shares.

Chapter III
General Conference

7th Article. The General Conference shall meet ordinarily in the first four months of the fiscal year and, extraordinarily, whenever the social interests demand. The Company's shareholders shall be summoned to attend to the General Conferences upon summon announcement issued or delivered with minimum advance of 15 (fifteen) days before the General Conference date, or in a previous date that can be required by law, containing the location, date and time of the General Conference and the order of the day, as well as a copy of any pertinent documents.

First Paragraph – The deliberations of the General Conference will be approved by affirmative vote of the majority of shareholders attending, observed the exceptions foreseen in Law 6.404/76, in the present Social Statute and in a shareholders' agreement filed at the Company's headquarters.

Second Paragraph – The General Conference will only be able to deliberate about the subjects pursuant to the order of the day of the referred meeting and contained in the respective summon, observed the exceptions foreseen in the Law 6.404/76.

8th Article. The General Conference will be installed and presided by the Management Council President or, in his absence or impairment, by any other member of the Company's Management Council or, in their absence, by any other shareholder or Company's director chosen by the majority of attending shareholders, being established that it will be up to the General Conference President to nominate the board's secretary, which might or not be a Company's shareholder.

9th Article. In addition to the subject of their competences foreseen by law or in the present Social Statute, it will also be up to the General Conference to:

a. Take the managers' accounts, examine, discuss and vote the financial statements;
b. Elect and dismiss the members of the Management Council and to nominate amongst them the President and Vice-President of the Management Council;
c. Deliberate about the increase or decrease in the number of members in the Management Council and the Board of Directors;
d. Set a global yearly compensation to the members of the Management Council and the Board of Directors, as well as to set a compensation for the members of the Fiscal Council, in case it is in place;
e. Deliberate about the initial approval and subsequent changes in the employee's salaries and benefits or about compensation plans granted to the members of the Management Council, Board of Directors or to other Company's key employees or any Subsidiaries that are Company Related Parties and its Affiliates;
f. Change the Social Statute;
g. Change the object of the Company or any of its Subsidiaries;
h. Deliberate about the reduction, recovery, amortization or re-purchase of any shares issued by the Company or any of its Subsidiaries;
i. Deliberate about the increase of the Company's share capital through the issue of new shares;
j. Deliberate about the merger, societary reorganization, demerger or incorporation of the Company or any of its subsidiaries, as well as about the sale of substantial part of the Company's assets or any of its subsidiaries;
k. Deliberate about the entry in any operation with the Related Parties in less favorable conditions for the Company or any of its subsidiaries than it could be reasonably obtained in such operations in case the same were made with non-Related Parties of the Company in commutative conditions;
l. Deliberate about any decisions related to the Company or any of its subsidiaries which imply in a possible conflict of interests with the shareholders, possible disruption of subsidiary duties or possible operations with Related Parties of the Company;
m. Deliberate about bankruptcy, composition with creditors, dissolution or liquidation of the Company or any of its subsidiaries;
n. Authorize the acquisition, sale, transfer or burden of any assets that represent an amount that is higher than the equivalent in reais to US$50,000,000.00 (fifty million US dollars), except for the acquisition of assets contemplated in the Company's business plan, as approved by the simple majority of members in the Management Council, as well as the sale or issue of participative capital in any of the Company's Subsidiaries or by any of the Company's Subsidiaries;
o. Deliberate about the proxy of any warranties in favor of third parties that are not for the Company's subsidiaries in the regular course of business;
p. Change the accounting methods of the Company or any of its Subsidiaries;

q. Deliberate about the investment in other societies in amount higher than the equivalent in reais to US$50,000,000.00 (fifty million US dollars), except for investments contemplated in the Company's business plan, as approved by the simple majority of the Management Council members;
r. Deliberate about the record of initial public offering of Company's shares;
s. Approve the issuing of representative debt or warranty titles or incur Indebtedness in a way that the level of debt of the Company after such issuing or Indebtedness is higher than 75/25;
t. Deliberate about the entry in any operation that can be harmful, decrease or adversely affect the rights and preferences of preferential shares;
u. Deliberate about the emission of subscription bonus, debentures and commercial promissory notes in the terms of the applicable legislation;
v. Deliberate about the incorporation of any society by the Company and about the incorporation of shares that involve the Company or any of its Subsidiaries;
w. Authorize the assignment and bonus of shares and deliberate about shares dissolution or grouping;
x. Approve the share purchase or subscription option proxy plans favoring the company's key managers or employees and people who provide services to the Company, as well as the managers or employees of other societies directly or indirectly controlled by the Company;
y. Deliberate, based upon the proposal submitted by the management, regarding the allocation of net profit appraised during the fiscal year and regarding earnings distribution;
z. Elect the Company's settler and the members of the Fiscal Council which will act during the settlement period;
aa. Deliberate about the open company registration cancellation of the Company before the CVM;
bb. Deliberate about the adhesion or departure of the Company to the New Market Listing Regulation of São Paulo Stock Market – BOVESPA ("New Market");
cc. Chose, amongst those assigned by the Management Council, a specialized company to perform the auditing report of the Company's shares, if there is any open company registration cancellation of the Company or Company's departure from the New Market, as foreseen in Chapter VII; and
dd. Deliberate about any subject submitted to the General Conference by the Management Council.

First paragraph – The General Conference President shall observe and abide the dispositions contained in any shareholder agreement filed at the Company's headquarters, not computing any votes proffered in violation to such shareholder's agreements.

Second Paragraph - for the purposes of the present social statute, the expression "Related Parties" means, regarding any person, an Affiliate of such person and each individual that is a manager, employee, partner, owner, shareholder, quota holder or trustee of such person or any of its Affiliates, as well as any of their first degree relatives of such individuals. The expression "affiliate" means, regarding any corporation or individual, any company, business, limited society, association, trust or any other organization that, direct or indirectly, control, is controlled by or is under common control with such individual or corporation. For the purposes of the previous phrase and definition

of "Subsidiary" contained below, the word "control" (including, with correlate meaning, the expressions "controlled by" and "under common control with"), when used regarding any entity or organization, means the direct or indirect detention of the power to (a) direct the vote of more than 50% (fifty percent) of security values that have ordinary voting power for the election of managers of the controlled entity or organization, or (b) directing, or giving cause to the management direction and entity policies or controlled organization, whether through the ownership of security values with right to vote, by contract or any other form.

Third Paragraph – For thc purposes of the present Social Statute, the expression "Subsidiary(ies)" means, regarding the Company, any company, business, limited society, association, trust or any other organization that is direct or indirectly controlled by the Company.

Fourth Paragraph - For the purposes of the present Social Statute, the expression "Indebtedness" means (a) all of the Company's debt obligations (including, without constraints, reimbursement and all other obligations regarding warranty titles, credit charts and bank acceptances, due or not); (b) all of the Company's obligations represented by notes, credit titles, debentures or similar instruments; (c) all of the Company's obligations in paying a differentiated purchase price regarding property or services, except for accounts payable to suppliers and commercial obligations provided incurred in the regular course of business; (d) all of the interest rates or currency swaps, maximum interest purchase option, interest rate collar and similar agreements or hedging mechanisms due to which the Company is obligated to perform payments, whether periodically or when a contingency occurs; (e) all of the indebtednesses generated by or due to conditioned sales agreement or other domain allowance agreements relative to properties acquired by the Company (even if the vendors' or creditor's rights and resources due to such agreements in case of default are limited to the repossession or sale of the respective property); (f) all of the Company's obligations due to leasing that has been or should have been accounted as leasing of the immobilized, according to the generally accepted accounting principles in place in Brazil or in the Unites States of America; and (g) all of the indebtedness assured by any charge (except for charge in benefit of leasers due to leasing other than those indicated in the (f) item above) incident over any property or assets detained by the Company, independently from the fact of the indebtedness thus assured having being assumed by the Company or being result of a risk financing regarding to the Company's credit.

Chapter III
The Management
Section I
General Dispositions

Article 10. The Company will be managed by a Management Council and by a Board of Directors, in the terms of law and the present Social Statute.

Article 11. The members of the Management Council and the Board of Directors will be assigned to their respective positions upon signing a respective term of possession

in a proprietary book, with the managers being dismissed of rendering a guarantee of their management. After the adhesion of the Company to the New Market, the possession of Managers will also be subjected to their previous signature by the same in the Manager's Term of Endorsement foreseen in the New Market Listing Regulations.

First Paragraph – The managers will remain in their positions until the election and possession of their replacements, except if otherwise deliberated by the General Conference or by the Management Council, according to the case.

Second Paragraph – The General Conference will set the global yearly compensation of the managers and it will be up to the Management Council to distribute such resources individually amongst the management's members.

Article 12. Observed the foreseen in the present Social Statute, in the applicable legislation and in the shareholders agreement filed at the Company's headquarters, the meetings of the Company's administrative bodies will be validly installed with the presence of the majority of its respective members and the approval of subjects will be made by a vote of the majority of members attending.

Single Paragraph – Formalities regarding previous summon of management bodies meetings will be waived whenever all of the members in the respective management body are attending. Members that express their votes by any of the following forms will be considered attending to the respective meeting; (i) through the delegation to another member of the respective administrative body; or (ii) upon presentation of its written vote, previously to the meeting realization; or (iii) upon participation in the meeting via video or audio conference and subsequent submission of their votes via fax, email or any other means of communication that satisfactorily demonstrates the author of the document.

Section II
The Management Council

Article 13. The Management Council will be composed of 9 (nine) members, all Company's shareholders, elected by the General Conference, with unified mandate of 1 (one) year, allowed for reelection.

First Paragraph – The Management Council will have 1 (one) President elected by the General Conference. In case of impairment or temporary absence of the President, his assignments will be performed by another member of the Management Council, nominated by the majority of members in the Management Council.

Second Paragraph – A minimum of 20% (twenty percent) of the members in the Management Council shall be Independent Advisors. All of the members in the Management Council must have a good reputation, being established that the following persons cannot be elected for the Management Council: (a) an individual that has a position in the society that can be considered a competition for the Company; (b) an individual that has or represents interests that are in conflict with the Company's interests. For the purposes of this device, the

expression "Independent Advisor" will have the definition assigned to it according to the New Market Listing Regulation.

Third Paragraph – The Management Council will be able to create one or more technical or consulting committees in the terms of the applicable legislation. The Management Council shall create an Auditing Committee composed of 3 (three) members, most of which must be independent members, as defined in the New Market Listing Regulation.

Article 14. The Management Council will meet, ordinarily, once a quarter, and, extraordinarily, whenever summoned by any of its members. To be valid, a Management Council meeting must be summoned with, at least, 8 (eight) days in advance, through written notice sent by letter with receipt notice, fax or email, with the date and location of the meeting, as well as the order of the day.

Single Paragraph – The meetings of the Management Council can be performed through video or audio conference, or by any other means of communication that enables the identification of the Management Council's members and the simultaneous communications amongst all other people present in the meeting. The respective minute must be subsequently signed by all members that have attended in the meeting.

Article 15. Management Council meeting will be leaded by the Management Council President or, in his absence, by any other member nominated by the majority of members attending.

Article 16. Each member of the Management Council will have the right to 1 (one) vote in the Management Council meetings. Management Council meeting minutes must be elaborated, which will be signed by all of the present members and recorded in the Management Council Minute Book. Whenever they reflect deliberations that must produce effect over third parties, the minutes of the Management Council meetings must be filed at *Junta Comercial do Rio de Janeiro* (Rio de Janeiro Commercial Board) and issued in local press body.

Article 17. It will be up to the Management Council, in addition to the other assignments foreseen in the present Social Statute and the applicable legislation:

a). To establish the general guidance of the Company's businesses;
b). To elect and dismiss Company's directors and determine their assignments and the power to represent the Company, including the policy regarding procurements proxy to third parties by Directors, observed the dispositions in this Social Statute;
c). Supervise the Director's management, review, at any time, Company's books and records, request information regarding contracts firmed or to be firmed by the Company and about any other acts to be performed;
d). Summon the General Conference, at his criterion or in the case foreseen in the Article 132 of Law 6.404/76;
e). To manifest himself about the Management's Report and the Board of director's account;
f). To choose and dismiss the independent auditors;

g). To individually allocate amongst the Directors and members in the Management Council part of the global yearly compensation set by the General Conference;
h). To deliberate about the acquisition by the Company of its own shares, to remain in treasury and/or cancellation or alienation;
i). To define a triple list of companies specialized in the economic assessment of societies, to elaborate an assessment report with the amount of Company's shares in the hypothesis of open company registration cancellation of the Company or its departure from the New Market;
j). To authorize the licensing of Company-owned trademarks;
k). Submit to the General Conference any proposal to the Company's demerger, merger or dissolution, to change its societary type, bankruptcy, legal or extrajudicial recovery and Company liquidation.
l). To approve the business plan and the yearly budget;
m). To submit to the General Conference any profit participation proposal by the Company's managers;
n). To approve leasing that involves the Company or its Subsidiaries that are not according to the leasing guidelines previously approved by the Management Council;
o). To submit to the General Conference any participation proposal for the Company or any of its Subsidiaries in any business or common association with third parties, including consortium organization, except if otherwise established in the present Social Statute and observed the dispositions of shareholders agreements filed in the Company's headquarters;
p). Deliberate about any subject submitted to its appreciation by the Board of Directors; and
q). Deliberate about any of the subjects referred above or in the Article 9th, when regarding any of the Company's Subsidiaries and its Subsidiaries, as well as regarding the exercise of the voting rights in societies not controlled by the Company or its Subsidiaries.

Single Paragraph – The Management Council will have a permanent Auditing Committee, composed of 3 (three) members nominated by the Management Council, allowed the reelection. It will be up to the Auditing Committee to advise the Management Council in its functions, especially when regarding to accounting or auditing subjects. Most members in the Auditing Committee will be independent members, such as defined in the New Market Listing Regulations. Compensation of Auditing Committee member will be set by the Management Council, within the limits foreseen in the Company's business plan.

Section III
Board of Directors

Article 18. The Company Board of Directors will be composed of a minimum of 3 (three) and maximum of 9 (nine) members, elected by the Management council for a mandate of 1 (one) year, allowed the reelection.

First Paragraph – The directors will perform functions assigned to each one of their positions, which will be set by the Management council. The Directors can accrue positions or not have specific assignment, according to the deliberations adopted by the Management council.

Second Paragraph – On temporary impairments or absences of the President Director, he will be replaced by the Executive Director. In case the Executive Director cannot replace him, the President Director will be replaced by the director that is in the position for the longest time and, in case there's a tie, by the oldest Director. In the case of vacancy in the position of Director President, the temporary substitute will perform his functions until the first meeting of the Management Council following the vacancy date, which must be performed in a maximum of 30 (thirty) days after the vacancy date and assign the substitute for the Director President, which will remain in its position until the end of the current mandate.

Third Paragraph– All other Directors will be replaced, in case of temporary impairment or absence, by other Director, chosen by the President Director. In case of vacancy, the temporary substitute, chosen by the President Director, will assume the respective position until the first meeting of the Management Council following the vacancy date, which must be performed in a maximum of 30 (thirty) days after the vacancy date and assign a substitute, which will remain in his position until the end of the current mandate.

Fourth Paragraph– For the purposes of dispositions contained in the paragraphs second and third of this article, the vacancy of a position will occur in the hypothesis of destitution, death, renouncement, proven impairment, invalidity or unjustified absence for more than 30 (thirty) consecutive days.

Article 19. In addition to the duties and assignment established by the Management Council, the Directors will have the following assignments:

Single Paragraph – It will be the Director's responsibility to manage and administrate the Company's businesses, especially: (i) to ensure that the present Social Statute and the deliberations of the Management Council and General Conference are observed; (ii) to submit to the appreciation of the Management Council a yearly Management Report and Board of Director accounts, jointly with the independent auditors report, as well as the proposal to allocate profits checked in the previous fiscal year; (iii) to elaborate and propose to the Management council the yearly and multi-yearly budget, strategic plans, expansion projects and investment programs; and (iv) to conduct and coordinate Directors' activities in the scope of duties and assignments established for the respective Directors by the Management Council and by the present Social statute, inviting and presiding the Board of Directors' meetings.

Article 20. The Directors, within their respective assignments, will have wide powers to manage and administrate the Company's businesses, to perform all actions and celebrate all operations related to the Company's object, except for the cases referred in this Social Statute, regarding the operations that can only be implemented upon previous deliberation of the Management Council.

Article 21. The Company will be represented by: (i) 2 (two) joint Directors; or (ii) 1 (one) joint attorney with 1 (one) Director; or (iii) 2 (two) joint attorneys, to which will be granted specific powers.

First Paragraph – The procurements granted by the Company must be signed by 2 (two) joint Directors, from which one necessarily must be the President Director, except for the procurements granted for the purposes of representation to the Federal Reserve, State Treasury Secretariats, city government bodies, National Social Security Institute – INSS (*Instituto Nacional de Seguridade Social*), Security Fund per Work Time – FGTS (*Fundo de Garantia por Tempo de Serviço*), Regional Labor Secretariats, Police Departments, consumer defense and protection bodies, amongst other public bodies, which can be signed by any 2 (two) joint Directors.

Second Paragraph – The procurements must specify the powers granted and the duration, which cannot exceed 1 (one) year, except for the *ad juditia* granted for the defense of the Company interests in legal or administrative proceeds, which can have an indeterminate duration.

Article 22. The Board of Directors will meet whenever necessary, and it must be summoned by the President Director.

First Paragraph – The minutes of Board of Directors meetings will be recorded in the Board of Directors Meeting Minutes Book, and, whenever they reflect deliberations that must produce effects upon third parties, they must be filed at *Junta Comercial do Rio de Janeiro* (Rio de Janeiro Commercial Board) and issued in local press body.

Second Paragraph – Each Director will have the right to 1 (one) vote in the Board of Directors' deliberations. These deliberations will be approved by the affirmative vote of the majority of Directors attending. In case of tie, the President Director will have the casting vote.

Article 23. All actions performed by the Management Council members, Directors, attorneys or employees regarding business other than the Company's object are expressly prohibited and will be null related to the Company, including the provision of surety, endorsements or other warranties not related to the object and that violate the dispositions in the present Social Statute.

Chapter V
The Fiscal Council

Article 24. The Company's Fiscal Council will work in a non-permanent character and will have assignments and powers granted by law, and it must be installed by decision of the General Conference or upon shareholder's request, in the form of the applicable legislation.

First Paragraph – When installed, the Fiscal Council will be composed of 3 (three) effective members and an equal number of substitutes, who can be shareholders or not, elected by the general Conference.

Second Paragraph – The Fiscal Council must elect its President in the first meeting after the establishment, and must operate according to an Internal Regulation approved by the General Conference deciding in favor of the installation, if applicable.

Chapter VI
The Fiscal Year, Distributions and Reserves

Article 25. The Company's fiscal year will start on January 1st and finish on December 31 of each year. At the end of each fiscal year, financial statements must be prepared for the fiscal year that is being finished, which must be presented to the Management Council and to the General Conference, observed the applicable legislation.

Article 26. Along with the financial statements of the fiscal year, the administration must submit to the General Conference a proposal to allocate the net profit recorded in the fiscal year, calculated after the deduction of interests foreseen in the article 190 of the Law 6.404/76, as established in the first paragraph of the present article, adjusted for the purposes of earnings calculation, as foreseen in the article 202 of the Law 6.404/76, after the following deductions, performed in this order:

a). 5% (five percent) for constitution of legal reserve, until it reaches 20% (twenty percent) of the capital share. In any fiscal year in which the legal reserve balance, added to the amount of capital reserves, exceeds 30% (thirty percent) of the capital share, the allocation of part of the net profit recorded in the fiscal year for the legal reserve will not be mandatory; and

b). The amount needed to pay for the mandatory earnings cannot be lower, in each fiscal year, than 25% (twenty-five percent) of the adjusted yearly net profit, as established in the article 202 of the Law 6.404/76.

First Paragraph – The General Conference can assign to the members of the Management Council and Board of Directors a share in the profits, after deducting the accrued loss and the provision for the Income Tax and Social Contribution over Net Profit, in the cases and observed the limits foreseen in the applicable legislation.

Second Paragraph – The balance of remaining profits, if any, will be allocated according to a determination of the General Conference, being established that any profits accrued by the Company in a determined year must be linked to a budget proposal previously approved by the Management Council. In case the profit reserve balance exceeds the capital share amount, the General Conference can deliberate that the exceeding reserve is used to pay a subscribed capital share or to increase the capital share, or even to distribute earnings to the shareholders.

Third Paragraph – The General Conference can determine the capitalization of profit or capital reserves, including those existing in balance sheets, observed the applicable legislation.

Fourth Paragraph – Any earnings not received or pleaded will prescribe in a period of 3 (three) years, counted from the date in which they are made available to the shareholder and, in this case, such earnings will convert into Company's benefit.

Article 27. Upon the Board of Directors' proposal, approved by the Management Council, *ad referendum* of the General Conference, the Company can credit or pay to the shareholders compensatory interests over their own capital, observing, for such, the applicable legislation. Amounts paid or credited by the Company based on interests over their own capital can be imputed, in the terms of the applicable legislation, to the amount of mandatory earnings.

First Paragraph – In case interests are credited over their own capital to the shareholders during the year and such amount is imputed to the mandatory earnings amount, it must be deducted from the earnings amount to which the shareholders have rights, being ensured the payment of any residual balance to the shareholders. In case the amount of the earnings is lower than the amount credited to the shareholders, the Company might not recover the exceeding amount from the shareholders.

Second Paragraph – The effective payment of interests over its own capital, after their credits during the year, must be determined by the Management Council within the course of the same year or in the following year, but never after the earnings' payment due date.

Chapter VII
Arbitration

Article 28. The Company, its shareholders, managers and members of the Fiscal Council are forced to deal, through arbitration, each and every dispute or controversy that might come between them, related or originated from, especially, the supplication, validity, effectiveness, interpretation, violation and effects of dispositions contained in Law 6.404/76, in the Company's Social Statute, in the norms edited by the National Money Council, by Banco Central do Brasil and by the Commission of Security Values, as well as in other standards applicable to the functioning of the general capital market, being such final and linking arbitration conducted in Brasilia, Brazil, by and according to the rules of the International Chamber of Commerce Court of Arbitration or "ICC", current in the approval date of this statute (the "ICC rules"). The arbitration will be conducted by a single arbitrator. The arbitrator will be assigned according to the ICC Rules. For this, the shareholders in this act renounce to the right to assign the arbitrator and acept the assignment to be done by ICC. The assignment of an arbitrator will be made by the ICC within 15 (fifteen) days after ICC receiving a written notification of the arbitration. The arbitrator must be an attorney with knowledge of Brazilian laws and familiar with the international operations. The arbitrator must be fluent in English and Portuguese languages. The arbitrator must not be related with or be shareholder, manager, employee or agent of any of the shareholders or have relevant past or present business relationships (i.e., equal or higher than five years) with any of the Company's shareholders or with any of its managers, employees or agents of any of the Company's shareholders or their respective relatives or Affiliates.

First Paragraph – In case there is any controversy after the performance of initial public offering of Company's shares, all of the referred controversies will be subjected to the rules established in the New Market Listing Rules, in the New Market Participation Agreement and in the Market Arbitration Chamber Rules of Arbitration. In this case, the arbitrator will be assigned by the Market Arbitration Chamber.

Second Paragraph – Without harm to the validity of the present arbitration clause, any of the parts of the arbitration proceed will have the right to reclaim to the Legal Department, in order to obtain, when and if necessary, restraining orders to protect their rights, in any current or future arbitration procedure, observed that, as soon as such restraining order has been obtained, the competence to decide about the awards will be immediately restituted to the arbitration chamber instituted or to be instituted.

Chapter VIII
Company's Liquidation

Article 29. The Company will be in liquidation in the cases foreseen by law, being the responsibility of the General Conference to elect the settler(s), as well as the Fiscal Council that will act during the liquidation period, subject to legal formalities.

Chapter IX
Final and Transitory Disposals

Article 30. Any subjects omitted from this Statute will be responsibility of the General Conference and will be subjected to the dispositions of the Law 6.404/76.

Article 31. The Company will be linked to any shareholders agreements filed in its headquarters, being prohibited to record any share transfer or calculate votes proffered in General Conference or Management Council meeting which violate the terms of such shareholders' agreements.

Annex 6

LLX Logística S.A.
Corporate Taxpayer Register (CNPJ/MF): 08.741.499/0001-08
Business Register Identification Number (NIRE): 33.3.002.8154-1

MINUTES OF THE COMPANY SPECIAL MEETING HELD ON FEBRUARY 11, 2008

1. **DATE, TIME AND PLACE:** At 12:00 pm of February 11, 2008 at the Registered Office of the Company, located at Praia do Flamengo no. 154, 4th floor (part), in the City of Rio de Janciro, State of Rio de Janeiro, ZIP CODE 22210-030.

2. **CONVENING:** Evidence of previous calling through the press was waived according to provision in the Paragraph 4 of the Article 124 of Law no. 6.404/76.

3. **ATTENDANCE:** Shareholders representing the Company entire equity capital, as shown herein below and also according to their signatures in the "Shareholders' Attendance Book";

4. **CHAIR.** After verifying attendance by all shareholders, Mr. Eike Fuhrken Batista took the chair and designated Mr. Paulo Carvalho de Gouvêa as Secretary of the Meeting.

5. **AGENDA.** Deliberate on the election of a new member to the Board of Directors.

6. **DRAWING THE MINUTES:** Drawing of these Minutes in abridged form was approved, according to the Art. 130, paragraph 1 of Law no. 6.404/76.

7. **DELIBERATIONS MADE:** Shareholders have unanimously and unconditionally decided:

(i) to elect Mr. **CELSO CLEMENTE GIACOMETTI**, a Brazilian citizen, business administrator, married, bearer of the Identification Card number RG no. 3179758-1, enrolled with the Individual Taxpayer Register no. 029.303.408-78, as an actual member of the Board of Directors, upon indication of the shareholder Ontario Teachers' Pension Plan Board that herein allocates thereto one (1) share issued by the Company held by the same. The member herein elected to the position in the Company's Board of Directors hereby states that he has not incurred in any of the hypothesis provided for in law that hinder his exercise of the functions as member of the Company's Board of Directors. It is hereby agreed that the herein elected member shall be installed within thirty (30) days, as provided for in the Paragraph 1 of Law 6.404/76, and shall remain in office up to the next Annual General Meeting of the Company. Finally, it was ratified that the individual remuneration to each member of the Company's Board of Directors shall be four thousand Brazilian Reais (R$ 4,000.00) for each convened meeting to which a member of the Board of Directors actually attends;

8. **CLOSING:** There being nothing further to discuss, the Chairman closed the session, upon drawing up these minutes, which was read, approved and signed by all in attendance in the proper books.

- Certificate: This is a true and correct copy of the Minutes of the Special Meeting of the LLX Logística S.A., signed by all in attendance and drawn up in the proper books. -

Rio de Janeiro, February 11, 2008.

(*Signature*)
Paulo Carvalho de Gouvêa
Secretary

Seen by the Counselor:

Joana Piquet Carneiro
OAB/RJ 130.960

Annex 7

LLX MINAS-RIO LOGÍSTICA COMERCIAL EXPORTADORA S.A.

CNPJ/MF: 08.807.683/0001-03
NIRE: 33.3.0028208-4

MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 29, 2008

I. **DATE, TIME AND PLACE OF THE MEETING**: At 11:00 am on April 29, 2008, at the Company's headquarters located at Praia do Flamengo, nº 154, 4º andar - parte, na Cidade e Estado do Rio de Janeiro, CEP: 22.210-030.

II. **CALL**: Call notices published in the Oficial Gazette of the state of Rio de Janeiro and in Diário Mercantil newspaper, in their April 18, 24 and 25 and 18, 22 e 25, 2008 editions, on pages 66, 78, 125, and 17, 9 e 5, respectively, pursuant to provision in article 124, item I of Law 6,404/76.

III. **ATTENDANCE**: Shareholders representing the Company's full capital stock, as indicated below and, also, within the terms of the signatures in the Shareholders Attendance Book ("Livro de Presença de Acionistas").

IV. **PRESIDING BOARD**: VERIFIED THE PRESENCE OF ALL THE SHAREHOLDERS, MR. EIKE FUHRKEN BATISTA TOOK THE CHAIR TOWARDS THE WORKS, AND ASSIGNED lucia regina guimarães motta zalán A AS SECRETARY OF THE MEETING.

V. **AGENDA**: (i) Examine the management accounts, verify, discuss and vote the Financial Statements related to the period from 04/1/2007 (date of constitution) to 12/31/2007; (ii) Elect the members of the Company's Board of Directors for one year terms of office; and (iii) Decide upon the individual compensation of the members of the Company's Board of Directors.

VI. **DECISIONS:** The attending shareholders by unanimous vote decided:

(a) Approve the managements account, as well as the Financial Statements related to period from 04/11/2007 (date of constitution) to 12/31/2007.

(b) Reelect the following members to the Company's Board of Directors: Messrs. **EIKE FUHRKEN BATISTA**, Brazilian citizen, legally separated, metallurgic engineer, identity card 05.541.921-2 IFP/RJ, individual taxpayer's register (CPF/MF) 664.976.807-30, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 10th floor, CEP 22210-030, to the position of Chairman; **LUIZ RODOLFO LANDIM MACHADO**, Brazilian

citizen, engineer, married, identity card nº 032442409 IFP/RJ, individual taxpayer's register (CPF/MF) 596.293.207-20, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 10th floor, CEP 22210-030; **RICARDO ANTUNES CARNEIRO NETO**, Brazilian citizen, divorced, engineer, identity card nº 3.801.968 IFP/RJ, individual taxpayer's register (CPF/MF) 548.349.887-91, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 10th floor, CEP 22210-030; **DALTON NOSÉ**, Brazilian citizen, married, metallurgic engineer, identity card nº 5618096 SSP/RJ, individual taxpayer's register (CPF/MF) nº 683.822.868-87, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 10th floor, CEP 22210-030; **PHILIP MICHAEL BAUM**, South African, Passaport nº 443079236, resident and domiciled in South Africa, in 44 Main Street, Johannesburg, South Africa; **BERNARD ROBERT PRYOR**, British, Passport number 093055787, resident and domiciled in Britain, 20, Carlton House Terrace, London, United Kingdom; and **ALEXANDRE GONZAGA DE MAGALHÃES GOMES**, Brazilian citizen, divorced, metallurgic engineer, identity card M751570 SSP/MG, and individual taxpayer's register (CPF/MF) 274.010.906-78, resident and domiciled in the city of Salvador, state of Bahia, Condomínio Vale do Jaguaripe, Rua C, 83, Piatã, CEP: 41680-190, members of Company's Board of Directors. The herein reelected members of the Board of Directors will sign the incumbency document in the proper Minutes Book.

(c) Approve Board of Directors members terms of office of one year as from the date of Shareholders´s Annual Ordinary Meeting held on April 29,2008.

(d) Approve board of directors annual and global compensation in R$ 2.000.000,00 (two million reais).

VII. **DRAWING THE MINUTES:** Approved the drafting of these minutes as a summary, in the terms of article 130, paragraph one of Act nº 6.404/76.

VIII. **CLOSURE:** At 12:00 pm, having nothing else to be discussed the meeting was adjourned and these present minutes were draw up after being read and found in compliance, and were duly signed by the attending shareholders.

IX. **ATTENDING SHAREHOLDERS**: LLX Logística S.A. Centennial Asset Participações Minas-Rio S.A, Anglo American Participações em Mineração Ltda., LLX Logística S.A., Dalton Nosé, Luiz Rodolfo Landim Machado, Ricardo Antunes Carneiro Neto, Philip Michael Baum, Bernard Robert Pryor, Alexandre Gonzaga de Magalhães Gomes e Anglo American Participações em Mineração Ltda.

Rio de Janeiro, April 29th, 2008.

____

Lucia Regina Guimarães Motta Zalán

Secretary

Visto do Advogado:

____

Joana Piquet Carneiro

OAB/RJ 130.960

Annex 8

LLX LOGÍSTICA S.A.

MINUTES OF THE FIRST MEETING OF THE COMPANY BOARD OF DIRECTORS HELD ON MARCH 1, 2007

I. **DATE, TIME AND PLACE OF THE MEETING**: At 06:00 pm of March 1, 2007 in the Registered Office of the Company, located at Praia do Flamengo, no. 154, 4th floor, part, in the City and State of Rio de Janeiro, ZIP CODE 22.210-030.

II. **QUORUM:** Full attendance of the members of the Company Board of Directors.

III. **CONVENING:** Convening was waived, since all the Company Directors were in attendance.

IV. **CHAIR:** Chairman: Eike Fuhrken Batista
Secretary: Luiz Rodolfo Landim Machado

V. **APPROVED RESOLUTIONS:** The directors unanimously approved the following matters:

To elect for the positions of directors of the Company, Messrs. **RICARDO ANTUNES CARNEIRO NETO**, a Brazilian citizen, divorced, an engineer, bearer of the Identification Card number 3.801.968-IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) no. 548.349.887-91, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor, ZIP CODE 22210-030, as Chief Executive Officer, which position shall be aggregated with the position as Investors Relationship Officer, and **ELIANE ALEIXO LUSTOSA THOMPSON-FLORES**, a Brazilian citizen, economist, married, bearer of the Identification Card number 04445722-4, issued by the IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) no. 783519367-15, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, 154, 10th floor, ZIP CODE 22210-030, for the position of Economic-Financial and Operations Officer.

The herein elected Directors shall hold their offices up to the Meeting of the Company Board of Directors following the Company Annual General Meeting to be held in 2008.

The herein elected Directors state that they have not incurred in any crimes provided for in Law and the Regulations issued by the Brazilian Securities Commission - CVM that might hinder their exercise of their positions, and therefore fulfill all the requirements provided for in the Art. 147 and paragraphs of Law no. 6.404/76, regulated by the CVM Instruction no. 367/02.

VI. **CLOSING:** At 02:00 pm, without anything further to discuss, the meeting was closed, after having drawn up these Minutes, which after read and found accordingly, is duly signed by the Directors in attendance.

Rio de Janeiro, March 1, 2007

(Signature)
Eike Fuhrken Batista

Chairman of the Board of Directors

(Signature)
Luiz Rodolfo Landim Machado
Vice-Chairman of the Board of Directors

(Signature)
Eliezer Batista da Silva
Director

(There appear 1) Stamp of the Rio de Janeiro Trade Registry no. 00001679401 dated of Mar/06/2007; 2) Certification of the signature of ELIEZER BATISTA DA SILVA by the 21st Notary Office; 3) Inspection sticker of the General Justice Department - RJ no. MOS IUC19688; 4) Certification of the signature of EIKE FUHRKEN BATISTA and LUIZ RODOLFO LANDIM MACHADO; 5) Inspection stickers of the General Justice Department - RJ no. YPB IUC19689 and no. LPC IUC19690)

Annex 9

LLX LOGÍSTICA S.A.
CNPJ/MF: 08.741.499/0001-08
NIRE: 33.3.0028154-1

RECEIVED
2008 MAY 30 A 10:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MINUTES OF THE GENERAL MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 11, 2007

I. **DATE, TIME AND PLACE OF THE MEETING.** At 12:00 on October 11, 2007, at the social headquarters of the Company located at Praia do Flamengo, 154, 4th floor.

II. **QUORUM.** Presence of all of the Company's shareholders.

III. **CONVENING**. Dismissed taking into account the presence of all of the Company's shareholders, in the form of the 4th paragraph of the article 124 of Law no. 6.404/76.

IV. **CHAIR.** Chairman: Eike Fuhrken Batista

Secretary: Joel Rennó Jr.

V. **APPROVED RESOLUTIONS.** The following was approved by the present shareholders, unanimously and without any constraints:

(a). Update the writing of the 7th Article of the Company's Articles of Incorporation, adding a sole paragraph to the referred article that will have the following writing, aligned with what is stated in the Article 160 of the Law no. 6.404/76:

> "*Sole Paragraph. The General Meeting of the Company's Shareholders, or its Board of Directors, depending on the case, will be able to create the technical and/or consulting bodies, destined to advise the managers, and that are deemed necessary for the perfect functioning of the company*".

(b). Change the 8th Article of the Company's Articles of Incorporation in a way to reflect the new maximum allowed number of members of the Company's Board of Directors, which now goes from 5 (five) to 9 (nine) members. Consequently, the Article 8th of the Company's Articles of Incorporation becomes functional with the following writing:

"Art. 8th – the Board of Directors will be composed of a minimum 3 (three) and maximum 9 (nine) members, all of them shareholders and resident in the country, named as Directors, elected by the General Meeting, with a mandate of 1 (one) year, and they can be reelected".

(c).Change the Article 9th Article of the Company's Articles of Incorporations in a way to reflect the existence of the position of Honorary Chairman of the Company's Board of Directors Council, replacing the position of Vice-President, that is now in place with the following writing:

"Art. 9th- The Board of Directors will have, chosen amongst its members: a) one Chairman, which will summon and lead its meetings; and b) one Honorary Chairman, which will replace the Chairman in its impairments and absences".

(d).Exclude the paragraph 5th from Article 14 of the Company's Articles of Incorporation, once such statement is already found regulated by the 3rd paragraph of Article 20 of the referred statute.

(e).Elect (or reelect, according to the case) as titular member of the Company's Board of Directors, which must serve for a period of 1 year, the gentlemen: Eike Fuhrken Batista, Brazilian, legally divorced, entrepreneur, bearer of the ID number 05.541.921-2 – IFP/RJ, registered in CPF/MF under the number 664.976.807-30, resident and dwelling in the City and State of Rio de Janeiro, at Praia do Flamengo, 154, 10th floor, part, ZIP CODE 22210-030, for the position of Chairman of the Board of Directors; Eliezer Batista da Silva, Brazilian, widower, engineer, bearer of the ID number 02314419-9 IFP/RJ, registered in CPF/MF under the number 607460507-63, resident and dwelling in the City and State of Rio de Janeiro, at Praia do Flamengo, 154, 10th floor, ZIP CODE 22210-030, for the position of Honorary Chairman of the Board of Directors; Luiz Rodolfo Landim Machado, Brazilian, married, engineer, resident and dwelling in the City and State of Rio de Janeiro at Av. Aquarela do Brasil, 333, bloco 2, apto. 2301, São Conrado ZIP CODE 22610-010, registered in CPF/MF under the number 596.293.207-20, bearer of the ID number 3244246, IFP-RJ, for the position of member of the Board of Directors; Samir Zraick, Brazilian, married, engineer resident and dwelling at 3 Lincoln Center, apt. 38H New York, NY 10023, United states, bearer of the ID number 1584618, registered in CPF/MF under the number 149615207, for the position of independent member of the Board of Directors (according to this term is defined in the Listing Rules of Bovespa's New Market); and Luiz do Amaral de França Pereira, Brazilian, married, civil engineer, bearer of the ID number 028.49.359-1 IFP/RJ, registered in CPF/MF under the number 014.707.017-15, resident and dwelling at Praia do Flamengo, 154, 5th floor, ZIP CODE 22210-030 for the position of independent member of the Board of Directors (according to this term is defined in the Listing Rules of Bovespa's New Market). The Directors now elected present in the Meeting

declare that are not incurred in none of the crimes foreseen by law which prevents them from exerting marketing activity, especially those foreseen in the Art. 147 of Law no. 6.404-76, regulated by instruction CVM no. 367/02. The Directors now elected shall remain in their positions until the realization of the General Meeting of the Board of Directors to be held in 2008, in the form of law. Lastly, it has been approved an individual compensation of each member of the Company's Board of Directors, which will be equivalent to R$4,000.00 (four thousand reais) per meeting summoned to which the member of the Board of Directors effectivel y attends.

(f).Approve the final writing of the "Purchase or Subscription of Company Issued Ordinary Shares Program" (the "Program"), which starts to be part of the present Minute in the form of Attachment I. To the total of Participants in the Program and members of the Board of Directors perhaps nominated, the Company will be able to proxy purchasing or subscription options of equivalent shares to up to 1 % (one percent) of current Company's shares at the moment of the proxy. It will be up to the Board of Directors' Chairman to allocate to each of the Participants in the Program the number of options to which determined Participant will have right, as well as nominate others that perhaps can earn this benefit.

(g).Lastly, approve the new consolidated writing of the Company's Articles of Incorporation. The updated Articles of Incorporation, read, discussed and approved by the total of the Company's shareholders starts to be integrant part of the present Minute as Attachment II.

VI. **EXECUTED DOCUMENTS:** It is filed in the Company the final version of the Purchase or Subscription of Company Issued Ordinary Shares Program and also the consolidated updated version of the Company's Articles of Incorporation.

VII. **CLOSING:** At 2:00 PM, since there was nothing else to be discussed, the meeting was considered finished, not before signing the present Minute that, read and considered in conformance, is dully signed by the present Directors.

VIII. **PRESENT SHAREHOLDERS.** MMX MINERAÇÃO E METÁLICOS S.A. AND EIKE FUHRKEN BATISTA.

This is a faithful copy of the Minute of the General Meeting of the Board of Directors of LLX Logística S.A., held in October 11, 2007, signed in its own book.

Rio de Janeiro, October 11, 2007

(Signature)

Joel Rennó Jr.

Secretary

Attorney's Visa:

(Signature)

Pedro Borba

OAB/RJ 99.534

(There appears 1) Certification of the signature of JOEL MENDES RENNÓ JUNIOR by the 23rd Notary Office; 2) Ink stamp of Jesumar Silva da Rocha, Authorized Clerk; 3) Inspection sticker of the General Justice Department - RJ no. CEB IWS51972; 4) Stamp of the Rio de Janeiro Trade Registry no. 00001743872 dated of Oct/18/2007 and signed by Valéria G. M. Serra, General Secretary;)

END